Mail Stop 3561

August 31, 2009

Robert M. Knight, Jr.
Chief Financial Officer
Union Pacific Corporation
1400 Douglas Street
Omaha, NE 68179

> **Re:** **Union Pacific Corporation**
> **File No. 001-06075**
> **Form 10-K: For the fiscal year ended December 31, 2008**
> **Form 10-Q: For the quarterly period ended March 31, 2009**

Dear Mr. Knight:

We have reviewed your August 10, 2009 correspondence and have the following comments. We ask you to revise future filings in response to some of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended December 31, 2008

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Financial Condition, page 56

1. We have reviewed your response to our prior comment number 2. However, we continue to believe that your May 28, 2008 two-for-one stock split should be given retroactive effect in all periods presented in your consolidated statement of financial condition and consolidated statements of changes in common shareholders' equity, in order to provide consistency with the number of common shares used to compute your earnings per share and provide comparability amongst the periods presented in the aforementioned financial statements. Please revise the consolidated statement of financial condition and consolidated

statements of changes in common shareholders' equity included in your future filings, as applicable.

Notes to the Consolidated Financial Statements

Note 9. Properties

Property and Depreciation, page 76

2. Per your response to our prior comment number 4, the STB provides guidance and oversight regarding property accounting for purposes of reporting in your Annual Reports on Form R-1. You state further that such guidance is provided within the context of the STB's authority to regulate aspects of your business. However, it remains unclear to us why the STB reviews the information that you submit – for example, your Annual Reports on Form R-1, your depreciation studies, your units of property, and your proposed depreciation rates. Furthermore, it remains unclear to us how and why the STB's guidance, oversight, and reviews impact both your financial results and aspects of your accounting under U.S. GAAP. In this regard, please describe for us (i) the nature of the STB's regulatory authority – including the specific aspects of your business that the STB regulates, (ii) the specific purposes of the STB's various reviews – including how the reviews relate to the agency's regulatory authority, and (iii) how and why the STB's reviews impact aspects of your accounting under U.S. GAAP. Please be detailed in your response.

3. Refer to your response to our prior comment number 5. We note that upon the replacement or retirement of depreciable rail assets accounted for using the group method of depreciation, you credit your fixed asset account for the gross cost of assets being retired or replaced and record an offsetting debit to accumulated depreciation. As such, gains or losses on depreciable rail assets are not reported in your consolidated statements of income. In this regard, please tell us what percentage of your depreciable rail assets reach or exceed their expected depreciable lives prior to being retired or replaced. As part of your response, specifically tell us (i) if and how you are able to determine the length of time that your depreciable rail assets have been in service prior to their replacement and (ii) the carrying value of assets retired or replaced prior to the end of their expected useful lives for each of the last three fiscal years.

4. In addition, given that your depreciable rail property is grouped for accounting purposes, it remains unclear to us how you determine the gross cost that should be credited against your fixed asset account and debited against accumulated depreciation upon the retirement or replacement of such property. Furthermore, it is unclear to us why track capital expenditures of approximately $1.7 billion in fiscal year 2008 (as disclosed on page 38 of MD&A) would result in an increase of approximately $1.5 billion in the aggregate gross carrying value of your track

assets (i.e., your rail and other track material, ties, and ballast), if the gross carrying value of track assets that were replaced was credited against your fixed asset account and debited against your accumulated depreciation account. In this regard, please tell us how you track or estimate the amount that should be written-off from your gross fixed asset account and your accumulated depreciation account upon the replacement or retirement of depreciable rail property. In addition, tell us the amount written off from those accounts during each of the last three fiscal years due to the replacement of depreciable rail property. In order to facilitate a better understanding of both your disclosure and your response, please provide us with a schedule that reconciles between the beginning and ending gross carrying values of your track assets for each of the last three fiscal years.

5. Per your response to our prior comment number 6, you use the unit of production method to depreciate rail in high-density traffic corridors, as it has been your experience that the life of rail in such corridors is closely correlated to usage. In addition, we note from your response to our prior comment number 8 that rail and other track material in high-density traffic corridors accounts for approximately $8 billion, or 70%, of the $11.4 billion total gross book value attributable to your rail and other track material assets. Under the unit of production depreciation method, it appears that the annual depreciation expensed for rail located in high-density traffic corridors is based upon the ratio of calculated gross-ton miles carried over the rail to the estimated service life of the rail (measured in millions of gross tons per mile). However, in Note 9 to your financial statements for fiscal year ended December 31, 2008, you have disclosed an average composite depreciation rate for rail and other track material and only provided limited disclosure related to your use of the unit of production method of depreciation. Given the significance of the gross capitalized costs associated with rail and other track material located in high-density traffic corridors, as compared to the gross capitalized costs attributable to the remainder of your track, please expand your disclosure in both Footnote 9 to your financial statements and the "Critical Accounting Policies" section of your MD&A to discuss your application of the unit of production method of depreciation in substantially greater detail. Please provide us with a copy of your intended revised disclosure.

6. Please tell us whether non-rail road assets (e.g., ties and ballast) located in high-density traffic corridors require more frequent replacement than non-rail road assets located elsewhere. If so, please tell us how the shorter expected useful life of such assets has been incorporated into your depreciation policy and/or composite depreciation rates.

7. We have reviewed your response to our prior comment number 7. However, we do not believe that you have adequately addressed our prior comment. In this regard, please specifically and separately tell us how you define an extension of life, an improvement in safety, and an improvement in operating efficiency for your depreciable rail assets. As part of your response, also specifically discuss

how you determine whether the replacement of a "unit of property," as well as other activities required for the maintenance of your depreciable rail property (e.g., track grinding, track undercutting, and track lining), meet the aforementioned criteria.

Form 10-Q: For the quarterly period ended March 31, 2009

Item 1. Condensed Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

10. Properties, page 14

8. Please refer to your response to our prior comment number 8. Based upon your response, it appears that the rail in your high-density traffic corridors was divided among nine categories for purposes of completing your most recent depreciable rail service life study. In this regard, please tell us (i) whether the rail located in your high-density traffic corridors is grouped into the same nine categories for purposes of estimating and recognizing annual depreciation expense in your financial statements and (ii) whether each rail category has been assigned its own service life for purposes of applying your unit of production depreciation method. If each category of rail has been assigned its own service life and/or composite depreciation rate, please consider disclosing the range of service lives and/or composite depreciation rates applied to your depreciable rail assets. Alternatively, if various rail categories have been aggregated for purposes of estimating annual depreciation expense, please describe for us in detail (a) the criteria or basis that you have used to aggregate those rail categories and (b) why you believe that aggregation is appropriate.

9. Refer to your response to our prior comment number 8. You state that based upon your most recent service life study for rail property in high-density traffic corridors, you determined that new heavy-weight tangent rail had a significantly longer estimated life than in the past. In this regard, we note that at December 31, 2008, new heavy-weight tangent rail accounted for approximately 48% of rail miles and approximately 56% of the total cost of rail in your high-density traffic corridors. You state further that your most recent service life study also determined that the estimated service lives of other types of rail had increased; although, it is not clear (i) whether the increases in the service lives of the other types of rail were as significant as that experienced by new heavy-weight tangent rail or (ii) whether the other types of rail that were determined to have an increased estimated useful life comprise a significant percentage of your remaining track miles or capitalized costs. Given the aforementioned facts, please clarify for us whether the change in the rail and other track materials composite depreciation rate disclosed in the quarter ended March 31, 2009 resulted from the selection of a longer estimated depreciable life for your new heavy-weight tangent

rail or for all types of rail. If the increase in the estimated service life of your <u>new</u> heavy-weight tangent rail was applied to all types of rail, including old heavy-weight and non-heavy weight, please explain in detail why you believe that your accounting treatment was appropriate.

********

You may contact Jeffrey Sears at 202-551-3302 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief